Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

     The Agreement and Plan of Merger, dated as of July 14, 2003, among Yahoo! Inc., July 2003 Merger Corp. and Overture Services, Inc. (the “Merger Agreement”) was filed by Overture under cover of Form 8-K today and is incorporated by reference into this filing. The form of voting agreement for directors of Overture (other than Bill Gross), the voting agreement executed by Idealab and the voting agreement executed by Bill Gross in connection with the Merger Agreement were filed by Overture under cover of Form 8-K today and are incorporated by reference into this filing.

     Additional Information

     Yahoo! Inc. and Overture Services, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Yahoo! and Overture. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Yahoo! and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding the directors and executive officers of Yahoo! is also included in Yahoo’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Yahoo! by contacting Yahoo! Investor Relations at 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Overture and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding these directors and executive officers is also included in Overture’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 18, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Overture by contacting Overture Investor Relations at Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686.